Exhibit 21.1

List of Subsidiaries of Summer Infant, Inc.

Name of Entity	Jurisdiction of Incorporation or Formation

Summer Infant (USA), Inc.	Rhode Island

Born Free Holdings Ltd.	Israel

Summer Infant Asia, Ltd.	Hong Kong

Summer Infant Australia Pty Ltd.	Australia

Summer Infant Canada, Limited	Canada

Summer Infant Europe, Ltd.	United Kingdom